Exhibit 7.8

February 17, 2022

Revolution Desserts

Attention: Robert Carlson, Charles Green, and Luciano Vitali Alves

Dear Mr. Carlson, Mr. Green and Mr. Alves:

Yuengling’s Ice Cream Corporation. (“Acquiror”) is pleased to submit this letter of intent (“Letter”) regarding the proposed acquisition (the “Transaction”) of 100% of the issued and outstanding equity of Revolution Desserts, LLC. (the “Company”) from the equity holders of the Company (collectively, the “Sellers”) by the Acquiror or a subsidiary or designee of the Acquiror, in accordance with the preliminary terms and conditions proposed in this Letter, including the Term Sheet attached hereby as “Attachment A” (the “Term Sheet”). The Acquiror, the Company and the Sellers together are referred to herein as the “Parties” and individually as a “Party”.

1.	Definitive and Collateral Agreements. Acquiror shall endeavor to incorporate the terms and conditions expressed in this Letter in a mutually acceptable definitive agreement, which provides for a simultaneous signing and closing (together, the “Definitive Agreement”). Other closing agreements to give effect to arrangements collateral to the Transaction shall be negotiated by the Parties concurrently with the negotiation of the Definitive Agreement.

2.	Confidentiality. The existence and contents of this Letter and the Term Sheet, and terms and negotiations regarding the Transaction, are intended to be confidential. None of the Parties shall discuss with or disclose to any third party the existence or contents of this Letter or Term Sheet or the discussions of the Parties regarding a potential transaction, except (i) with the express prior written consent of the other Party, (ii) as required by law, (iii) with such Party’s directors, members, officers, employees, attorneys, lenders (and in the case of Acquiror, its prospective lenders and other sources of capital), accountants, or advisors (collectively, “Representatives”) directly and solely for the purpose of evaluating and consummating the Transaction, including taking the actions contemplated by this Letter, and (iv) disclosures by the Seller to their members; provided, however, that each Party shall be responsible for any breach of the confidentiality provisions of this paragraph 2 by its Representatives and/or equity holders.

3.	Announcements. Following the signing of this letter of intent, Acquiror may in its discretion make a public announcement regarding the Transaction.

4.	Expenses. Each Party will each be responsible for their own legal and accounting fees and other out-of-pocket costs and expenses related to the negotiation, due diligence, documentation and closing of the Transaction.

5.	No Shop/Exclusivity. The Company and the Sellers agree that neither they, nor any of their Representatives shall, directly or indirectly, through affiliates or otherwise, enter into or conduct or participate in discussions, or furnish information to, any other person, or solicit or initiate or continue any negotiations, proposals or offers of any kind with respect to a sale of the equity interests or assets of the Company or a merger, consolidation, business combination, recapitalization, financing, liquidation, dissolution or similar transaction involving the Company or any other transaction which would prevent or impede the completion of the Transaction on or after the date first written above and prior to the termination of this Letter in accordance with paragraph 10 hereof, except in furtherance of the Transaction with Acquiror.

Revolution Desserts, LLC

6.	Representations, Warranties and Indemnities. In the Definitive Agreement, among other customary terms and conditions, the Sellers will provide joint and several representations, warranties and indemnities covering, among other things, the assets, liabilities, operations, agreements, and business of the Company and several representations and warranties regarding title to their respective interests in the Company, authority to enter into and the enforceability of the Definitive Agreement against Sellers. The Definitive Agreement will provide for the Sellers to jointly and severally defend and indemnify Acquiror and its respective affiliates and hold them harmless from and against any breaches of the warranties, representations and covenants of the Company and any other specific matters identified by Acquiror in its due diligence and set forth in the Definitive Agreement. The Acquiror shall provide representations, indemnities and warranties as are customary in this type of transaction. The final form of all representations, warranties and indemnities will be subject to the approval of legal counsel to the Parties.

7.	Closing Cooperation. The Parties will use commercially reasonable efforts to close the transaction on or before 30 days following the signing of this Letter (the “Closing Date”). Each Party also intends to negotiate the Definitive Agreement, perform and facilitate all due diligence and take all other steps in a timely fashion to facilitate the Closing on or before the proposed Closing Date.

8.	Due Diligence: Access to Personnel, Books and Records. At all times prior to the consummation of the Transaction or the earlier termination of this Letter in accordance with paragraph 10, the Company shall afford to Acquiror and its Representatives, agents and employees such access to the Company’s management and key personnel, books and records, agreements, licenses and any other information directly related to the proposed Transaction that may be reasonably requested. The consummation of the Transaction is contingent on the satisfactory completion of due diligence, in Acquiror’s sole discretion, that would include, but is not limited to, the customary review of operating and financial information, due diligence on assets, environmental, organizational and other business and legal issues, and interviews of the Company’s material customers and suppliers, which interviews shall be coordinated through Sellers so as not to unreasonably interfere with the Company’s relationships with such suppliers

9.	Binding Effect. The Parties understand and agree that this Letter sets forth the Parties’ current understanding which may be set out in the Definitive Agreement to be executed at a later date. The execution of the Definitive Agreement and the Closing are conditioned upon, among other customary conditions, (i) the results of a due diligence review of the Company to Acquiror’s satisfaction, in its sole discretion, which due diligence review has not yet been completed; (ii) financing for the Transaction, the terms of which must be satisfactory to Acquiror, in its sole discretion; (iii) the final approval of the Transaction and the terms of the Definitive Agreement by Acquiror’s board of directors; and (iv) third party and regulatory approvals, if required.

10.	Termination. This Letter shall terminate (unless extended by mutual written agreement of the Parties) upon the earliest to occur of (i) written notice of such termination by Acquiror to the Sellers at its sole discretion specific to unsatisfactory Due Diligence; (ii) execution of the Definitive Agreement; or (iii) April 30, 2022; provided, however, that the provisions of paragraphs 2, 4, 5, 10, 11, 13 and 14 shall survive any termination of this Letter.

11.	No Oral Agreements. Subject to the foregoing, this Letter sets out the understanding of the Parties as of this date, and there are no other written or oral agreements or understandings among the Parties and no agreement shall be deemed entered into as a result of the course of conduct of either Party. No modification or amendment to this Letter may be made except by an instrument in writing signed by duly authorized officers or agents of all of the Parties executing this Letter.

12.	Conditions to Closing. The Closing of this Transaction shall be subject to satisfaction of customary conditions to closing, including satisfaction with our business, legal, and accounting due diligence investigations and review of the Company.

13.	Governing Law. This Letter will be governed by and construed in accordance with the laws of the State of Pennsylvania, excluding any conflict of law provisions that would render the law of another jurisdiction applicable. The Parties agree that any disputes regarding this Letter shall be subject to the exclusive jurisdiction of the state and federal courts located in Commonwealth of Pennsylvania, Lehigh County.

14.	Counterparts. This Letter may be executed in one or more counterparts, including by email in portable document format, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Revolution Desserts, LLC

If the terms and conditions of this Letter reflect our mutual understanding and intentions, please sign and return the enclosed counterpart of this Letter before 5:00pm, Eastern Time, on Monday, February 21, 2022.

Sincerely,

Yuengling’s Ice Cream Corporation

By: /s/ Robert C. Bohorad

       Robert C. Bohorad, President

1

Revolution Desserts, LLC

AGREED AND ACCEPTED:

This 21st day of February, 2022

COMPANY:

Revolution Desserts, LLC

By: /s/ Robert Carlson

Name: Robert Carlson

Title: Secretary - Majority Shareholder

SELLERS:

Signature: /s/ Robert Carlson

Name: Robert Carlson

Signature: /s/ Charles Green

Name: Charles Green

Signature: /s/ Luciano Vitali Alves

Name: Luciano Vitali Alves

2

“Attachment A”

Term Sheet

Revolution Desserts, LLC

Sellers	All equity holders (“Sellers”) of Revolution Desserts, LLC (the “Company”)

Purchaser	Yuengling’s Ice Cream Corporation (“YICC”) or a subsidiary of designee of YICC (“Acquiror”)

Transaction	Acquisition of 100% of the issued and outstanding equity of the Company (the “Equity”)

Closing Date	The parties will use commercially reasonable best efforts to close the transaction on or before 30 days following the execution of this Letter (the “Closing Date”).

Consideration

Acquiror shall advance up to $80,000 between the date of this Letter and the Closing Date (the “Bridge Capital”), provided that the Sellers and the Company agree to the “Collateral” terms set forth below.

On the Closing Date, Acquiror shall remit to Sellers the following: (i) a promissory note in the original principal amount of $235,000 with a maturity date of 120 days following the Closing (if Buyer does not remit the principal amount on or before the maturity date, the Transaction will be null, void and of no effect) unless the maturity date is extended by mutual agreement of the Parties, provided that if the Transaction is terminated, the provisions with respect to the Bridge Capital shall remain in full force and effect; and (ii) preferred stock of YICC convertible into 23% of the issued and outstanding common stock of YICC.

Following the Closing Date, Acquiror shall remit to Sellers up to $160,000 in cash payable over five quarters, and preferred stock of YICC convertible up to 3% of the issued and outstanding common stock of YICC issued over five quarters, provided that the Company achieve certain mutually agreed upon milestones set forth in the Definitive Agreement.

On the Closing Date, Acquiror shall remit to Charles Green preferred stock of YICC convertible into 15% of the issued and outstanding common stock of YICC.

Following the Closing Date, Acquiror shall remit to Charles Green preferred stock of YICC convertible up to 2% of the issued and outstanding common stock of YICC issued over five quarters, provided that the Company achieve certain mutually agreed upon milestones set forth in the Definitive Agreement.

Collateral	To secure the Bridge Capital pending the Closing, prior to advancing any Bridge Capital, the Company agrees to place mutually agreed upon assets into escrow with an escrow agent of Acquiror’s choosing. If the Transaction is not completed, and the Bridge Capital is not repaid to Acquiror within 60 days following termination of this Letter in accordance with paragraph 10 (other than completing the Transaction by signing the Definitive Agreement), the escrow agent shall immediately release the assets in escrow to the Acquiror.

Employment	As a condition to Closing, Acquiror will enter into mutually agreeable employment agreements with key employees of the Company, including without limitation Charles Green (as President and Chief Executive Officer), Robert Carlson (as Chief Revenue Officer), Dustin Rotenberg (as Manager of Field Sales Retail and Food Service), Austin Carlson (as Manager of Field Sales and Distributor and Retailer Compliance).

Additional Capital	Acquiror agrees to commit up to $2 million in additional capital to grow the Company.

Bank Consent	As a condition to funding the Bridge, Sellers will obtain consent of their lenders to the Transaction.

Seller Debt	As a condition to Closing, Seller shall confirm the Company’s liabilities.

Working Capital	As a condition to Closing, Sellers agree to cause the Company to leave a minimum of $25,000 worth of a combination of packaging ingredients, cash, and finished goods. The value of finished goods shall be equal to the delivered price to Company which I inclusive of all cost of production, ingredients, packaging, warehousing and transportation of said goods.

Indemnities

▪  Fundamental reps (e.g., organization, capitalization, authority, enforceability, title) will survive indefinitely. Taxes, employee benefits, and environmental will survive for 90 days following the expiration of the statute of limitations period. Other reps will survive for 24 months from the Closing Date. Fraud is an exception to all time and amount limits.

▪  Subject to final confirmatory diligence, claims on reps capped at purchase price.

Non-Compete / Non-Solicitation	The Sellers will be bound by a three-year non-compete/non-solicitation/confidential information agreement (the “General Non-Compete”). Among other customary provisions, the General Non-Compete will restrict the Sellers from (a) participating, directly or indirectly, as an owner, employee (or in a similar function) or lender of any entity (other than the Company or Acquiror) that provides services similar to those provided by the Company as of the Closing Date; or (b) directly or indirectly advising or consulting with customers of the Company with respect to the products or services provided by the Company or that the Company is contemplating providing as of the Closing Date.

Basis of Proposal

Acquiror’s proposal set forth herein assumes that (i) the Company has been run in the ordinary course from June 30, 2021, through the Closing Date such that the Company has not incurred a material reduction of its asset base; and (ii) there has been no material adverse change in the Company’s operations, business prospects, or financial condition since June 30, 2021. Other assumptions upon which this proposal is based are as follows:

▪  Financial and other information disclosed by the Company accurately represent the historical performance and condition of the Company

▪  Assets of the Company are in good repair and working condition (ordinary wear and tear excepted) and will meet the historical and current requirements of the Company

▪  Prior to Closing, the Company will conduct its operations in the normal course, consistent with past practices

▪  No dividends (or equivalent distributions) will be made from the date hereof through the Closing Date, other than normal course quarterly tax distributions if applicable

▪  No material threatened or actual litigation that could be expected to create a liability for the Company exists

▪  No material environmental liabilities, product liability claims, or other material unrecorded liabilities exist

▪  The Company will pay off any intercompany loans on or before the Closing Date

▪  Ability to retain substantially all employees of the Company post-Closing

▪  Continued support from existing vendors of the Company

▪  Adequate level of working capital on the Closing Date